

NFO

Secretary of State
Certificate of Amendment of Articles of Incorporation
Name Change Only - Stock

AMDT-STK-NA

A0847675

CWK1EW

FILED
Secretary of State
State of California
OCT 05 2020

1PC

This Space For Office Use Only

IMPORTANT — Read Instructions before completing this form.

Filing Fee – $30.00

Copy Fees – First Page $1.00 & .50 for each attachment page;
Certification Fee – $5.00

1. Corporation Name (Enter the exact name of the corporation as it currently is recorded with the California Secretary of State.)

PK KIRK ELECTRICAL & TELECOM

2. 7-Digit Secretary of State File Number

C4308127

3. New Corporation Name

Item 3a: Enter the number, letter or other designation assigned to the provision in the Articles of Incorporation being amended (e.g., "I," "First," or "A"). **See Instructions** if the provision in the Articles of Incorporation being amended does not include a number, letter, or other designation. Any attachment is made part of this document.

Item 3b: Enter the new corporate name.

3a. Article 1 of the Articles of Incorporation is amended to read as shown in Item 3b below:

3b. The name of the corporation is PK KIRK

4. Approval Statements

4a. The Board of Directors has approved the amendment of the Articles of Incorporation.

4b. Shareholder approval was (**check one**):

☐ By the required vote of shareholders in accordance with California Corporations Code section 902. The total number of outstanding shares of the corporation entitled to vote is ______. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

☑ Not required because the corporation has no outstanding shares.

5. Read, sign and date below (See instructions for signature requirements. Note: Both lines must be signed.)

We declare under penalty of perjury under the laws of the State of California that the matters set forth herein are true and correct of our own knowledge and we are authorized by California law to sign.

10/1/2020	[signature]	Philip Kirkland
Date	Signature	Type or Print Name of President
10/1/2020	[signature]	Kaliah Kirkland
Date	Signature	Type or Print Name of Secretary